ProGaming Platforms Corp.
60 Mazeh Street, Apt 12
Tel Aviv 65789
ISRAEL

October 6, 2010

By Fax and Edgar

Mr. Ryan Houseal
Attorney-Advisor
Securities and Exchange Commission
Fax:           202-772-9210

Re: ProGaming Platforms Corp.
Registration Statement on Form S-1 - Amendment No. 2
Originally Filed August 4, 2010
File No. 333-168527

Dear Mr. Houseal:

Further to your telephone conversation with our counsel, Steve Kronengold, on October 5, 2010, we have decided to remove the reference to the article entitled “Online Gaming Statistics,” dated April 20, 2010, and have replaced such article with a CNBC.com article entitled “Rivals Square Off in $15 Billion Online Gaming Market,” dated March 26, 2010 (“CNBC.com”)  We have tracked the change of the sourced articles in the compare version of Registration Statement filed with this correspondence for ease of review.

In addition, we have redlined and cross referenced the third-party reports mentioned in the compare version of our Registration Statement as follows:

•	Article entitled “Rivals Square Off in $15 Billion Online Gaming Market,” dated March 26, 2010 (“CNBC.com”) appears in the Market Opportunity section on page 29.

•	The report by BBC News dated March 24, 2009 appears in the Market Opportunity section on page 29-30.

•	The 2009 report by NPD Group regarding the number of full-game digital downloads in the U.S appears in the Market Opportunity section on page 30.

•	The July 10, 2009 press release issued by comScore, Inc. appears in the Market Opportunity section on page 30 and in the Target Market section on page 31.

We appreciate the staff ‘s comments as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.

ProGaming Platforms Corp.
60 Mazeh Street, Apt 12
Tel Aviv 65789
ISRAEL

We acknowledge that ProGaming is responsible for the adequacy and accuracy of the disclosure in its filing and that SEC staff comments or changes to disclosures in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust that the responses provided above address the issues raised in the telephone conversation.  If you have any questions or require further clarification, please do not hesitate to contact us at Tel: +972-54-222-9702.

Sincerely,

Tamir Levinas, President and Chief Executive Officer
ProGaming Platforms Corp.

VIA EDGAR

Rivals Square Off in $15 Billion Online Gaming Market
ACTIVISION, WORLD OF WARCRAFT, ELECTRONIC ARTS, MASSIVELY MULTIPLAYER, PERSISTENT WORLDS, WOW, 38 STUDIOS, BLIZZARD BROTHERS, ROBIN WILLIAMS, WILLIAM SHATNER
CNBC.com | 26 Mar 2010 | 03:58 PM ET

Every month, a group of people whose number exceeds the population of Greece pays $13-$15 each to enter the mythical world of “Azeroth.” The diverse group of players, whose ranks range from William Shatner to Robin Williams and beyond, are playing “World of Warcraft,” the video game Industry’s leading multiplayer game. But Activision, which makes the game, is about to face a big, new slate of rivals in the estimated $15 billion online gaming market.

For years, “World of Warcraft” — or “WoW,” as it’s more commonly known — has been the envy of game publishers and a seemingly unbeatable leader in online gaming.

Other publishers, such as Electronic Arts and 38 Studios (owned by former Major League Baseball pitcher Curt Schilling), are lining up their own “massively multiplayer games” (MMOs). And the threat from social gaming and other online portals continues to grow.

MMOs are virtual persistent worlds where thousands of people play games simultaneously — called “persistent” because someone, somewhere is always playing them. For the most part, big online games don’t dramatically move the earnings needle for game publishers. They’re expensive to make, cost money to maintain and have a high casualty rate. But when they’re a hit, the rewards can be substantial.

How substantial? Colin Sebastian, an analyst with Lazard Capital Markets, expects the online game market worldwide to surpass $15 billion in 2010.

EA’s betting big on the category, with “Star Wars: The Old Republic,” an upcoming persistent online world set in the “Star Wars” mythology. Analyst Michael Pachter of Wedbush Securities estimates the company is spending $60 million to $80 million to create the game.

Historically, persistent worlds have been the domain of the PC. Gaming consoles, despite their active customer base, have — with a few exceptions — been left out of the massive multiplayer world, despite lots of tire kicking by developers.

The reasons are varied. Some game makers say the timing is never quite right. Launching simultaneously with a console means there’s a very small customer base, so it’s difficult, if not impossible, to recoup investment dollars. Alternatively, if they wait until the machines have a large customer base. It’s typically halfway through the system’s life cycle, which limits the lifespan — and earning potential — of the game.

All that comes before the console makers demand their share.

“What’s the model going to look like?” asks Eric Handler, managing director of media, entertainment and video games for MKM Partners. “Typically, you buy a packaged good and the subscription model runs through Xbox Live and Sony PlayStation Home. How much are they going to want to take as a percentage of what you charge [customers monthly]? You have to look at the economics behind that.”

Of course, persistent worlds and massive online games aren’t limited to traditional game companies. Zynga has found a formula that works exceptionally well for Facebook games. And Disney ignores older players in the space, opting instead to focus on big online games that are fun and safe for children.

The money on those sorts of games isn’t as substantial as a subscription model, but it’s easier to attract a large number of players. And many of those can be enticed to spend a dollar here and a dollar there in a series of microtransactions such as character upgrades, which add up quickly with a large player base.

Korean company NCSoft, in particular, has learned the value of the microtransaction model. Twelve years ago, the company launched the online role-playing game “Lineage.” Today, the game is still a notable money earner. Unfortunately, not many other titles released that long ago can say the same.

© 2010 CNBC.com

URL: http://www.cnbc.com/id/36022332/

© 2010 CNBC.com

Online games market still growing

Demand for subscription massive multiplayer online games (MMOG) will top $2bn (£1.3bn) by 2013, according to a new report.

The study, by analysts Screen Digest, said the market had been driven by attempts to emulate World of Warcraft.

The findings suggest that the MMOG's market in Europe and North America grew by 22% and was worth $1.4bn (£0.9bn).

There are at least 220 active MMOGs, although many of these are exclusive to South East Asia.

Speaking to the BBC, Piers Harding-Rolls - senior analyst with Screen Digest - said that despite the recession, subscription MMOG's were still showing significant growth.

“ Once you're a subscriber you're likely to stay a subscriber ”
Piers Harding-Rolls

"Some games are eroding World of Warcraft's (WoW) position - Warhammer Online and Age of Conan being the two most significant - but that's more down to their growth rather than any decline on WoW's part.

"WoW's market share was 60% in 2007 and 58% in 2008, but in terms of revenue, it went up year-on-year and is still going big guns.

Mr Harding-Rolls said that a combination of new title releases, different payment systems, and games that target specific demographics had helped the rise in popularity of MMOGs.

10 MOST POPULAR SUBSCRIPTION GAMES IN TERMS OF SPENDING
•  1) World of Warcraft
•  2) Club Penguin
•  3) RuneScape
•  4) Eve Online
•  5) Final Fantasy XI
•  6) The Lord of the Rings Online
•  7) Dofus
•  8) Age of Conan
•  9) City of Heroes
•  10) EverQuest II
• Source: Screen Digest

"If you look at the example of RuneScape, this is a game pitched at a teenage audience. You can play it for free or you can pay a premium and get a better service without advertising.

"It's an effective way to build a subscription base, rather than the traditional routes that involve PR, hype and having a service that has to be almost perfect from day one," he said.

The report examines revenue made from subscription based services, rather than total player numbers, in Europe and North America.

Size matters

Some games - such as the German title Panfu and Tribal Wars - are in the 10 most popular games when it comes to player numbers, but not in terms of spending.

In addition, some games - such as Warhammer Online - were released late in 2008 and so didn't make the list. However, Mr Harding-Rolls thought that Warhammer would be one of the top three when next years list comes out.

There has been much speculation on how the video games industry would fare during the recession, with many experts - such as the British veteran game designer, Peter Molyneux - expecting a lot of price pressure on games.

Mr Harding-Rolls said that, for now, it was a case of wait and see when it came to MMOGs.

"Under the current conditions, it will probably be harder for publishers to pick up new customers and gamers who have multiple accounts on different games may well scale back which game they play.

"That said, playing a video game - especially a MMOG - is a low value proposition to a user and once you're a subscriber you're likely to stay a subscriber for at least a few months."

Story from BBC NEWS:
http://news.bbc.co.uk/go/pr/fr/-/2/hi/technology/7960785.stm

Published: 2009/03/24 12:34:52 GMT

© BBC MMIX

Print Sponsor

Press Release - Comscore

Online Gaming Continues Strong Growth in U.S. as Consumers Increasingly Opt for Free Entertainment Alternatives

Distributed Gaming Content Publishers Compare Favorably Against Gaming Destination Sites

RESTON, VA, July 10, 2009 – comScore, Inc. (NASDAQ: SCOR), a leader in measuring the digital world, today released an overview of the online gaming category among U.S. Internet users, which showed a significant increase in the size of its audience during the past year as consumers increasingly opt for cheaper entertainment alternatives, driven in part by the reality of economic challenges. The category attracted 87 million U.S. visitors in May 2009, up 22 percent versus year ago.

Yahoo! Games ranked #1 in the category with 19.4 million visitors, representing a 6-percent increase over the past year, followed by EA Online with 18 million visitors (up 34 percent), Nickelodeon Casual Games with 14.8 million visitors, and WildTangent Network with 13.8 million (up 16 percent). GSN Games Networks achieved particularly strong gains in the past year, growing 563 percent to 6 million visitors, due primarily to the additions of entities such as WorldWinner.com and CrazyMonkeyGames.com.

Top Online Gaming Sites

May 2009 vs. May 2008

Total U.S. – Home/Work/University Locations

Source: comScore Media Metrix

	Total Unique Visitors (000)
	May-2008	May-2009	% Change
Total Internet : Total Audience	190,858	193,825	2
Online Gaming	71,624	87,102	22
Yahoo! Games	18,340	19,391	6
EA Online	13,374	17,988	34
Nickelodeon Casual Games	N/A	14,836	N/A
WildTangent Network	11,896	13,844	16
Disney Games	12,137	11,717	-3
MSN Games	10,017	8,986	-10
AOL Games	8,318	8,711	5
MINICLIP.COM	7,551	8,432	12
Betawave Partners - Partial List	3,894	7,406	90
Spil Games	4,345	7,163	65
GSN Games Network	910	6,034	563
Big Fish Games Sites	4,392	5,592	27
ARMORGAMES.COM	2,684	3,860	44
Y8.COM	1,243	3,537	185
GAMEVANCE.COM	3,982	3,466	-13
RealArcade Sites	6,143	3,427	-44
IWIN.COM	2,112	3,356	59
Midasplayer.com Ltd.	1,601	2,872	79
GAMENINJA.COM	1,172	2,434	108
Stardoll Sites	N/A	2,294	N/A

“Online gaming continues to be one of the top gaining categories over the past year growing at ten times the rate of the total U.S. Internet population and reaching nearly one out of every two Internet users,” said Edward Hunter, comScore director of gaming solutions. “And the growth in the category is occurring not only at the top gaming destination sites, but also through viral distribution platforms, including widgets and applications. In fact, some online gaming companies that distributed their games across sites are reaching as many people as the top online gaming sites.”

Distribution Platforms Increase in Significance to Online Gaming Market

Distributed content, as measured by comScore Extended Web Metrix, represents a growing trend in the online gaming space. Distributed content platforms, including widgets and applications, can often reach audiences of a size comparable to online gaming destination sites. MochiMedia, for example, reached a combined audience of 16.9 million in May, greater than all but two sites in the online gaming category. Games2Win reached 1.8 million people, which compares favorably with the top twenty sites in the category, while Tetris Online reached 165,000 people.

Top Online Gaming Extended Web Entities*
May 2009
Total U.S. – Home/Work/University Locations
Source: comScore Media Metrix (Extended Web)

	Total Unique Visitors (000)	% Reach
Total Internet : Total Audience	193,825	100.0
MochiMedia	16,919	8.7
Games2Win	1,822	0.9
Tetris Online	165	0.1

*Measurement of extended web entities requires participation from publishers to tag distributed content for measurement purposes. The sites listed do not represent an exhaustive list of online gaming publishers with distributed content.

“The power and reach of viral content distribution is well captured by comScore Extended Web Metrix,” said Alok Kejriwal, CEO and Co-Founder, Games2win. “With these latest consumer traffic numbers, we can now effectively present and strategically leverage our accelerating audience reach, and share data with our advertisers, marketers and partners that represents a holistic view of who is playing our games and from where.”

About comScore
comScore, Inc. (NASDAQ: SCOR) is a global leader in measuring the digital world and preferred source of digital marketing intelligence. For more information, please visit www.comscore.com/companyinfo.

Contact:
Andrew Lipsman
Director, Marketing Communications
comScore, Inc.
+1 312 775 6510

For Immediate Release
For more information:

David Riley
516-625-2277
david.riley@npd.com

The NPD Group, Inc.
900 West Shore Road
Port Washington, NY 11050

PC GAME DIGITAL DOWNLOADS REACHING PARITY WITH IN-STORE PURCHASES
ACCORDING TO THE NPD GROUP, IN 2009, 21.3 MILLION PC GAMES WERE DOWNLOADED IN THE U.S. VERSUS 23.5 MILLION PURCHASED AT RETAIL

PORT WASHINGTON, NEW YORK, July 21, 2010 - According to the PC Games Digital Downloads: Analyst Report, from leading market research company, The NPD Group, in 2009, 21.3 million PC Game full-game digital downloads were purchased online in the U.S. compared to 23.5 million physical units purchased at retail during the same period.

While NPD’s point-of-sale research shows that PC physical retail sales experienced a year-over-year revenue decline in 2009, it was still slightly larger than PC digital download sales on a unit basis.  PC digital downloads represented close to half of unit sales across digital and retail at 48 percent in 2009, and accounted for 36 percent of dollar sales.

PC Games Digital Downloads: Analyst Report segments the PC full-game digital download landscape into two Web-based ‘retailer’ segments (offers games for download, and with no physical storefront): Casual Digital Retailers, which often focus on smaller, easily accessible games that typically utilize try-and-buy or advertising revenue models; and Frontline Digital Retailers, which often focus on titles that are also offered in retail stores as physical purchases.

Top 5 Frontline Digital Retailers – 2009 (based on unit % share)

1.	Steampowered.com
2.	Direct2drive.com
3.	Blizzard.com
4.	EA.com
5.	Worldofwarcraft.com

Top 5 Casual Digital Retailers – 2009 (based on unit % share)

1.	Bigfishgames.com
2.	Pogo.com
3.	Gamehouse.com
4.	iWin.com
5.	Realarcade.com

Frontline Digital Retailers increased their share of the PC full-game digital download market in the second half of 2009, at the expense of the Casual Digital Retailers.

Free Gaming Vs. Digital Retailers

One of the most significant factors contributing to the decline in share captured by Casual Digital Retailers is the increase in popularity of free social network gaming and free mobile gaming.

“The popularity of social network gaming increased from Q3’09 to Q4’09 as 4.8 million more people played games on a social network in the U.S.,” said Anita Frazier, industry analyst, The NPD Group.  “This demonstrates how consumers can now experience casual types of games through myriad vehicles, broadening the competitive landscape.”

Free mobile gaming is also capturing the attention of gamers, illustrated by the 30 percent increase in usage of the iPhone and the iPod Touch as gaming devices from Q2’09 to Q4’09. Furthermore, 97 percent of those who downloaded a game app in Q4’09 downloaded a free version of a game.

Methodology:
Information contained in this press release sources from two of The NPD Group’s ongoing consumer services covering the games industry:

- Games Acquisition Monitor
The NPD Group’s Games Acquisition Monitor is a quarterly tracker which measures both digital and physical forms of games acquisition activity, volume, awareness and usage of retailers and services, as well as other technology and entertainment activities that could influence game acquisition trends. It is based on online survey responses from over 8,000 members of NPD’s online consumer panel.  Data is weighted and projected to be representative of the U.S. population ages 2 and older.

- NPD Consumer Tracker
NPD collects data on PC game purchases via its weekly video games consumer survey. Each week, over 180,000 individuals are selected from the NPD online consumer panel to participate in one of four weekly studies. The responding sample is demographically weighted and projected through a series of steps to represent the Total Adult (18+) and Total Teen (13-17) U.S. population. Respondents to the survey report whether in the past week they purchased a PC game on a disc or downloaded the game from a web site directly to their computers.

Only digital purchases of games from the above websites are tracked in this report. Shipped boxed products from these sites are not covered; information about these can be obtained through our PC Retail Tracking service.

About The NPD Group, Inc.
The NPD Group is the leading provider of reliable and comprehensive consumer and retail information for a wide range of industries. Today, more than 1,800 manufacturers, retailers, and service companies rely on NPD to help them drive critical business decisions at the global, national, and local market levels. NPD helps our clients to identify new business opportunities and guide product development, marketing, sales, merchandising, and other functions. Information is available for the following industry sectors: automotive, beauty, commercial technology, consumer technology, entertainment, fashion, food and beverage, foodservice, home, office supplies, software, sports, toys, and wireless. For more information, contact us, visit http://www.npd.com/, or follow us Twitter at https://twitter.com/npdgroup.

The NPD Group - 900 West Shore Road - Port Washington, NY 11050 - www.npd.com